Filed Pursuant to Rule 424(b)(2)
Registration No. 333-139340

PROSPECTUS

$325,000,000

Tech Data Corporation

2.75% Convertible Senior Debentures due 2026

We are offering $325,000,000 aggregate principal amount of our 2.75% Convertible Senior Debentures due 2026. The debentures will be our senior, unsecured obligations and will rank equally in right of payment with all of our other existing and future obligations that are unsecured and unsubordinated. The debentures will be effectively subordinated to all of our existing and future secured debt and will be structurally subordinated to the indebtedness and other liabilities of our subsidiaries.

The debentures will bear interest at the rate of 2.75% per year. We will pay interest on the debentures on June 15 and December 15 of each year, beginning on June 15, 2007. In addition, beginning with the period commencing on December 20, 2011 and ending on June 15, 2012 and for each six-month period thereafter, we will pay contingent interest on the interest payment date for the applicable interest period if the average of the last reported sale price of the debentures is greater than or equal to 120% of the principal amount of the debentures for the five consecutive trading days ending on the third trading day preceding the first day of the applicable interest period.

The debentures will mature on December 15, 2026, unless earlier converted, redeemed or repurchased by us. On or after December 20, 2011, we may also, at our option, redeem some or all of the debentures for cash at a redemption price equal to 100% of the principal amount of the debentures to be redeemed plus accrued and unpaid interest to the redemption date. You may require us to repurchase in cash some or all of your debentures at a repurchase price equal to 100% of the principal amount of the debentures, plus accrued and unpaid interest up to but excluding the applicable repurchase date, on December 15, 2011, 2016 and 2021. In addition, you may require us to repurchase in cash some or all of your debentures at any time prior to the debentures’ maturity following a fundamental change as described in this prospectus.

Holders may convert their debentures into cash and shares of our common stock, if any, at a conversion rate of 18.4310 shares per $1,000 principal amount of debentures, subject to adjustment upon certain events, under the following circumstances: (1) during specified periods, if the price of our common stock reaches specified thresholds described in this prospectus; (2) if we call the debentures for redemption; (3) at any time after June 15, 2026; or (4) upon the occurrence of certain corporate transactions described in this prospectus. Upon conversion, we will deliver cash equal to the lesser of the aggregate principal amount of debentures to be converted and our total conversion obligation and shares of our common stock in respect of the remainder, if any, of our conversion obligation. If certain corporate transactions occur on or prior to December 20, 2011, we will deliver upon conversion of the debentures a number of additional shares of common stock as described in this prospectus.

Our common stock is quoted on the NASDAQ Global Select Market under the symbol “TECD.” The last reported sale price of our common stock on the NASDAQ Global Select Market on December 14, 2006 was $40.19 per share. We do not intend to apply for listing of the debentures on any securities exchange or for inclusion of the debentures in any automated quotation system.

Under the indenture governing the debentures, we and each holder agree to treat the debentures as indebtedness for U.S. federal income tax purposes that is subject to the Treasury regulations governing contingent payment debt instruments. See “Certain United States Federal Income Tax Considerations.”

Investing in the debentures involves risks. See “ Risk Factors” beginning on page 5.

	Per Debenture	Total
Public offering price(1)	98.25%	$319,312,500
Underwriting discounts	0.25%	$ 812,500
Offering proceeds to Tech Data, before expenses(1)	98.00%	$318,500,000

(1)	Plus accrued interest, if any, from December 20, 2006, if settlement occurs after that date.

To the extent the underwriters sell more than $325,000,000 aggregate principal amount of debentures, the underwriters will have the option to purchase up to an additional $25,000,000 in principal amount of debentures from us. Any exercise of this option must close within 13 days of the date of the first issuance of debentures.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the debentures to investors in book-entry form through The Depository Trust Company on or about December 20, 2006.

Sole Book-Running Manager

Banc of America Securities LLC

BNP PARIBAS	Raymond James	Scotia Capital

SunTrust Robinson Humphrey	Wachovia Securities

December 15, 2006

You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate as of the date appearing on the front cover of this prospectus only and that information contained in any document incorporated by reference in this prospectus is only accurate as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus incorporates important business and financial information about us that is not included nor delivered with this document. This information is available without charge upon written or oral request to Tech Data Corporation, 5350 Tech Data Drive, Clearwater, Florida 33760, Attention: Investor Relations, or by telephone at (727) 538-5855.

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SUMMARY

The summary below highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in the debentures, and it should be read together with the more detailed information and the audited and unaudited financial statements, including the related notes, included or incorporated by reference in this prospectus. The “Description of Debentures” section of this prospectus contains a more detailed description of the terms and conditions of the debentures. Unless otherwise specified, this prospectus assumes no exercise of the underwriters’ option to purchase additional debentures.

Except as expressly indicated or unless the context otherwise requires, “Tech Data,” “we,” “our” and “us” mean Tech Data Corporation, a Florida corporation, and its consolidated subsidiaries. Unless the context requires otherwise, all references to “common stock” are to our common stock, par value $0.0015 per share.

Overview of Tech Data

Tech Data Corporation is a leading distributor of information technology products, logistics management and other value-added services worldwide. We serve approximately 90,000 value-added resellers, or “VARs,” direct marketers, retailers, corporate resellers, and Internet resellers in more than 100 countries throughout the United States, Europe, Canada, Latin America, the Caribbean, and the Middle East.

We sell more than 100,000 products from the world’s leading peripheral, system and networking manufacturers and software publishers, such as Acer, Adobe, American Power, Apple, Autodesk, Canon, Cisco Systems, Epson, Fujitsu-Siemens, Hewlett-Packard, IBM, Intel, Kingston, Lexmark, Microsoft, Nortel Networks, NEC, Samsung, Sony, Symantec, Toshiba, Viewsonic and Xerox. These products are typically purchased directly from the manufacturer or software publisher on a non-exclusive basis and products are generally shipped the same day the orders are received from regionally located logistics centers. By leveraging our infrastructure and logistics expertise, vendors benefit from a cost-effective alternative to selling directly to resellers or end-users. We also provide services to our vendors by giving them the opportunity to participate in a number of special promotions, training programs and marketing services targeted to the needs of our resellers.

In addition to a strong product offering, we provide our reseller customers a high level of service through our pre- and post-sale technical support, suite of electronic commerce tools (including web order entry and electronic data interchange services), customized shipping documents, product configuration/integration services and flexible financing programs. Our ability to provide a “virtual warehouse” of products for resellers means they no longer need to hold inventory, which reduces their costs and risks associated with handling products. In addition to enabling fast reseller access to a comprehensive hardware and software offering, we frequently ship products directly to end-users on behalf of our customers, thereby reducing the resellers’ costs of storing, maintaining and shipping the products themselves. We facilitate this approach by personalizing shipping labels and packing documents with the resellers’ brand identities (e.g., logos), marketing messages and other specialized content.

The market for our VAR customers, representing approximately 55% - 59% of our net sales over the past three years, is attractive because VARs generally rely on distributors as their principal source of computer products and financing. Direct marketers and corporate resellers whose purchases over the last three years comprised approximately 22% - 27% and 16% - 21% of our net sales, respectively, may establish direct relationships with manufacturers and publishers for their more popular products, but utilize distributors as the primary source for other product requirements and as an alternative source for products acquired directly.

The wholesale distribution model has proven to be well suited for both manufacturers and publishers of information technology products, which we refer to as “vendors,” and resellers of those products. The large number of resellers makes it cost efficient for vendors to rely on wholesale distributors to serve this diverse customer base. Similarly, due to the large number of vendors and products, resellers often cannot or choose not to establish direct purchasing relationships with vendors. As a result, they frequently rely on wholesale distributors, such as Tech Data, who can leverage purchasing costs across multiple vendors to satisfy a significant portion of their product procurement, logistics, financing, marketing and technical support needs.

Our principal offices are located at 5350 Tech Data Drive, Clearwater, Florida 33760. Our telephone number is (727) 538-5855. Our website address is www.techdata.com. Our website is not a part of this prospectus.

The Offering

As used in this section, references to “Tech Data,” the “company,” “we,” “us” and “our” refer only to Tech Data Corporation and do not include its subsidiaries.

Issuer	Tech Data Corporation, a Florida corporation.

Debentures Offered	$325,000,000 aggregate principal amount of 2.75% Convertible Senior Debentures due 2026 ($350,000,000 aggregate principal amount if the underwriters exercise in full their option to purchase additional debentures).

Maturity	December 15, 2026, unless earlier converted, redeemed or repurchased.

Ranking	The debentures will be our senior, unsecured obligations and will rank equal in right of payment to all of our other unsecured and unsubordinated indebtedness.

Interest	The debentures will bear interest at an annual rate of 2.75%. Interest on the debentures is payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2007.

Contingent Interest	Beginning with the period commencing on December 20, 2011 and ending on June 15, 2012 and for each six-month period thereafter, we will pay contingent interest on the interest payment date for the applicable interest period if the average of the last reported sale price of the debentures is greater than or equal to 120% of the principal amount of the debentures for the five consecutive trading days ending on the third trading day preceding the first day of the applicable interest period. If contingent interest is payable for a particular six-month period, we will pay contingent interest per debenture in an amount equal to 0.40% per annum of the average of the last reported sale prices of a debenture for the applicable five consecutive trading-day reference period.

Conversion Rights	You may convert the debentures into cash and shares of our common stock, if any, at a conversion rate of 18.4310 shares per $1,000 principal amount of debentures (equal to a conversion price of approximately $54.26 per share). The debentures are convertible, subject to adjustment, prior to the close of business on the second scheduled trading day immediately preceding stated maturity, only under the following circumstances:

•     during any fiscal quarter, and only during such fiscal quarter, if the last reported sale price per share of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous fiscal quarter is more than 135% of the applicable conversion price per share of our common stock on such last trading day;

• if we have called the debentures for redemption and you surrender your debentures at least two business days prior to the redemption date;

• at any time after June 15, 2026; or

• upon the occurrence of specified corporate transactions described under “Description of Debentures—Conversion Rights—Conversion Upon Specified Corporate Transactions.”

The initial conversion rate will be adjusted for certain events. Upon conversion we will deliver to you a cash payment and a fixed number of shares, if any, of our common stock and any additional cash payment to account for fractional shares. Delivery of cash payment and shares, if any, of common stock will be deemed to satisfy our obligation to pay the principal amount of the debentures, including accrued interest. We will not adjust the conversion rate to account for the accrued interest.

If you surrender your debentures for conversion, you will receive cash equal to the lesser of the principal amount of debentures to be converted and the conversion value (as defined in this prospectus); and a number of shares of our common stock equal to the net share amount (as defined in this prospectus) as described under “Description of Debentures—Conversion Settlement.”

If and only to the extent you elect to convert your debentures in connection with a Fundamental Change, we will increase the conversion rate by a number of additional shares as described under “Description of Debentures—Adjustments to Conversion Rate upon Certain Fundamental Changes—General.”

Optional Redemption	On or after December 20, 2011, we may redeem for cash all or part of the debentures at any time, upon not less than 30 nor more than 60 days’ notice, for a price equal to 100% of the principal amount of the debentures to be redeemed plus any accrued and unpaid interest to the redemption date.

Purchase of Debentures at the Option of the Holder	You have the right to require us to purchase the debentures for cash on December 15, 2011, December 15, 2016 and December 15, 2021, each of which we refer to as a “purchase date.” In each case, the purchase price payable will be equal to 100% of the principal amount of the debentures to be repurchased plus accrued and unpaid interest to the purchase date.

Fundamental Change	If a Fundamental Change (as defined in this prospectus) occurs prior to maturity of the debentures, you will have the right, subject to certain conditions, to require us to purchase all or a portion of your debentures at a repurchase price equal to 100% of the principal amount of the debentures being purchased, plus accrued and unpaid interest to the purchase date.

Use of Proceeds	We intend to use the proceeds from the offering for the retirement of short-term debt and for general corporate purposes.

U.S. Federal Income Tax Considerations	Each holder agrees in the indenture, for United States federal income tax purposes, to treat the debentures as “contingent payment debt instruments” and to be bound by our application of the Treasury regulations that govern contingent payment debt instruments, including our determination that the rate at which interest will be deemed to accrue for United States federal income tax purposes will be 6.875%, which we have determined to be comparable to the rate at which we could borrow on a senior, noncontingent, nonconvertible borrowing for a term of 20 years. Accordingly, each holder will be required to accrue interest on a constant yield to maturity basis at that rate, with the result that a holder will recognize taxable income significantly in excess of cash received while the debentures are outstanding.

Based on our treatment of the debentures for United States federal income tax purposes, as discussed above, a holder would be required to recognize ordinary income upon a conversion of a debenture into cash and shares, if any, of our common stock equal to the excess, if any, between the cash and value of the stock, if any, received upon conversion and the holder’s adjusted tax basis in the debentures. For a more detailed discussion, see “Certain United States Federal Income Tax Considerations.”

Trustee, Paying Agent and Conversion Agent	U.S. Bank National Association.

Book-Entry Form	The debentures will be issued in book-entry form and will be represented by a global certificate or certificates deposited with, or on behalf of, The Depository Trust Company and registered in the name of a nominee of DTC. Beneficial interests in any of the debentures will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities except in limited circumstances.

Trading	The debentures will be new securities for which no market currently exists. While the underwriters have informed us that they intend to make a market in the debentures, they are under no obligation to do so and may discontinue such activities at any time without notice. See “Underwriting.” The debentures will not be listed on any securities exchange or included in any automated quotation system. We cannot assure you that an active or liquid market will develop for the debentures.

Trading Symbol for Our Common Stock	Our common stock is quoted on the NASDAQ Global Select Market under the symbol “TECD.”

Risk Factors	You should carefully consider the information set forth in the section of this prospectus entitled “Risk Factors,” as well as the other information included in or incorporated by reference into this prospectus before deciding whether to invest in the debentures.

RISK FACTORS

An investment in the debentures involves risks. You should carefully consider these risks, together with other matters described in this prospectus, or incorporated into this prospectus by reference, before you agree to invest in the debentures. If any of the following risks occurs, our business, financial condition or operating results could be harmed. In such case, the trading price of our securities could decline and you could lose all or part of your investment. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Certain statements in this prospectus (including certain of the following factors) constitute forward-looking statements. See “Note Regarding Forward-Looking Statements.” In addition to the risks and uncertainties described in Item 1A of our Annual Report on Form 10-K for the fiscal year ended January 31, 2006, the following are risks and uncertainties related to the debentures.

The debentures will effectively be subordinated to the debt of our subsidiaries and are not secured by any of our assets.

The debentures offered hereby will be our senior, unsecured obligations and will rank equal in right of payment with all of our other existing and future unsecured and unsubordinated indebtedness. In addition, the debentures will be effectively junior to all of our secured indebtedness to the extent of the value of the assets securing that indebtedness. As a result of such subordination, in the event of our bankruptcy, liquidation or reorganization or certain other events, our assets will be available to pay obligations on the debentures only after all of our secured debt, to the extent of the value of the assets securing that debt, has been paid in full. Consequently, there may not be sufficient assets remaining to pay amounts due on any or all of the debentures then outstanding. In addition, to the extent our assets cannot satisfy in full the secured indebtedness, the holders of the secured indebtedness would have a claim for any shortfall that would rank equally in right of payment with the debentures. The indenture governing the debentures does not prohibit or limit our or our subsidiaries’ incurrence of additional debt, including senior indebtedness or secured debt, and the incurrence of any such additional indebtedness could adversely affect our ability to pay our obligations on the debentures. As of October 31, 2006 our long-term debt, including current maturities, consisted of approximately $15,535,000, all of which was secured indebtedness. As of October 31, 2006, we also had subsidiary indebtedness of approximately $94,548,000, excluding intercompany indebtedness, all of which would have been structurally senior to the debentures.

The conditional conversion feature of the debentures could result in your receiving less than the value of the cash and common stock into which a debenture would otherwise be convertible.

The debentures are convertible into cash and shares of our common stock, if any, only if specified conditions are met. If the specified conditions for conversion are not met, you will not be able to convert your debentures, and you may not be able to receive the value of the cash and common stock, if any, into which the debentures would otherwise be convertible.

We may be unable to repay or repurchase the debentures at maturity, upon a conversion, repurchase event or exercise of your put option and we may be unable to pay interest on the debentures when it becomes due.

There is no sinking fund with respect to the debentures, and the entire outstanding principal amount of the debentures will become due and payable at maturity. The debentures are convertible into cash equal to the principal amount and the net shares, if any. See “Conversion Settlement” in “Description of the Debentures.” If we experience a repurchase event, as defined in the indenture, or if you exercise your put option, you may require us to repurchase all or a portion of your debentures prior to maturity. See “Purchase of Debentures by Us at the Option of the Holder” in “Description of the Debentures.” We will be required to repurchase all or a portion of the debentures then outstanding at the option of the holders on December 15, 2011, 2016 and 2021, at a purchase price equal to 100% of the outstanding principal amount plus accrued and unpaid interest, including contingent interest. While we currently are able to generate positive cash flow from operations, we cannot guarantee we will have sufficient funds or be able to arrange for additional financing to pay the interest or principal on the debentures as they come due or to repurchase debentures tendered to us in a conversion or following a repurchase event or upon exercise of your put option.

Our future borrowing arrangements may contain restrictions on or prohibitions against our repurchase of the debentures in addition to those that may be applicable as described above. If we cannot obtain the necessary waivers or refinance the applicable borrowings, we would be unable to repurchase the debentures. Our failure to repurchase any tendered debentures or convertible debentures due upon maturity would constitute an event of default of the debentures.

We have made only limited covenants in the indenture for the debentures, which may not protect your investment if we experience significant adverse changes in our financial condition or results of operations.

The indenture governing the debentures does not:

•	require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity, and therefore, do not protect holders of the debentures in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our ability or the ability of any of our subsidiaries to incur additional indebtedness that is senior to or equal in right of payment to the debentures;

•	restrict our ability or that of our subsidiaries to issue securities that would be senior to the common stock of the subsidiary held by us; or

•	restrict our ability to pledge our assets or those of our subsidiaries.

Therefore, you should not consider the provisions of these governing instruments as a significant factor in evaluating whether we will be able to comply with our obligations under the debentures.

Conversion of the debentures will dilute the ownership interest of existing stockholders, including holders who have previously converted their debentures.

The conversion of some or all of the debentures will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the anticipated conversion of the debentures into shares of our common stock could depress the price of our common stock.

Securities we issue to fund our operations could dilute your ownership.

We may decide to raise additional funds through public or private debt or equity financing to fund our operations. If we raise funds by issuing equity securities, the percentage ownership of our current stockholders will be reduced and the new equity securities may have rights prior to those of the common stock issuable upon conversion of the debentures. We may not obtain sufficient financing on terms that are favorable to you or us. We may delay, limit or eliminate some or all of our proposed operations if adequate funds are not available.

An active trading market may not develop for the debentures.

There is currently no public market for the debentures, and we do not intend to apply for a listing of any of the debentures on any securities exchange. We do not know if an active public market will develop for the debentures or, if developed, will continue. If an active market is not developed or maintained, the market price and the liquidity of the debentures may be adversely affected.

In addition, the liquidity and the market price of the debentures may be adversely affected by changes in the overall market for convertible securities and by changes in our financial performance or prospects, or in the prospects of companies in our industry. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in the prices of securities similar to the debentures. Such a market, if any, for the debentures may suffer from similar disruptions, and disruptions may materially adversely affect the prices at which you may sell your debentures.

We expect that the trading value of the debentures will be significantly affected by the price of our common stock and other factors.

The market price of the debentures is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the debentures than would be expected for nonconvertible debt securities we issue. In addition, as stated above, the debentures have a number of features, including conditions to conversion, which, if not met, could result in a holder receiving less than the value of the cash and common stock into which the debentures are otherwise convertible. These features could adversely affect the value and the trading prices for the debentures.

Volatility in the market or trading prices for the debentures or our common stock may make it difficult for you to resell the debentures or the common stock into which the debentures are convertible, and the sale of substantial amounts of our common stock could adversely affect the price of our common stock.

The broader stock market has experienced significant price and volume fluctuations in recent years. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our common stock. In addition, our announcements of our quarterly operating results, changes in general conditions in the economy or the financial markets and other developments affecting us, our affiliates or our competitors could cause the market price of our common stock to fluctuate substantially.

The conversion rate of the debentures may not be adjusted for all dilutive events, which may adversely affect the trading price of the debentures.

The conversion rate of the debentures is subject to adjustment for certain events, including the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions, combinations or reclassification of our common stock, certain other dividends or distributions and certain issuer tender or exchange offers as described under “Description of Debentures—Conversion Rate Adjustment.” However, the conversion rate will not be adjusted for any other event that may adversely affect the trading price of the debentures or the common stock. An event that adversely affects the value of the debentures may occur, and that event may not result in an adjustment to the conversion rate.

The adjustment to the conversion rate for debentures converted in connection with a specified corporate transaction may not adequately compensate you for any lost value of your debentures as a result of such transaction.

If a specified corporate transaction occurs under certain circumstances, we will increase the conversion rate by a number of additional shares of our common stock for debentures converted in connection with such specified corporate transaction. The increase in the conversion rate will be determined based on the date on which the specified corporate transaction becomes effective and the price paid per share of our common stock in such transaction, as described below under “Description of Debentures—Adjustment to Conversion Rate Upon Certain Fundamental Changes.” The adjustment to the conversion rate for debentures converted in connection with a specified corporate transaction may not adequately compensate you for any lost value of your debentures as a result of such transaction. In addition, if the price of our common stock in the transaction is greater than $120.00 per share or less than $40.19 per share (in each case, subject to adjustment), no adjustment will be made to the conversion rate. Moreover, in no event will the total number of shares of common stock issuable upon conversion as a result of this adjustment exceed 24.881 per $1,000 principal amount of debentures, subject to adjustments in the same manner as the conversion rate as set forth under “Description of Debentures—Adjustment to Conversion Rate Upon Certain Fundamental Changes.”

Changes in our credit rating or the credit markets could adversely affect the price of the debentures.

The selling price or any premium offered for the debentures will be based on a number of factors, including:

•	our rating with major credit rating agencies;

•	the prevailing interest rates being paid by other companies similar to us; and

•	the overall condition of the financial markets.

The condition of the credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the price of the debentures.

In addition, credit rating agencies continually revise their ratings for the companies that they follow, including us. The credit rating agencies also evaluate the microcomputer products distribution industry as a whole and may change their credit rating for us based on their overall view of our industry. A negative change in our rating could have an adverse effect on the price of the debentures.

You should consider the United States federal income tax consequences of owning the debentures.

While the proper tax treatment of a holder of the debentures is uncertain, we and each holder will agree in the indenture to treat the debentures as “contingent payment debt instruments” and to be bound by our application of the Treasury regulations that govern contingent payment debt instruments, including our determination that the rate at which interest will be deemed to accrue for United States federal income tax purposes will be 6.875%, which we have determined to be comparable to the rate at which we could borrow on a senior, noncontingent, nonconvertible borrowing for a term of 20 years. Accordingly, each holder will be required to accrue interest on a constant yield to maturity basis at that rate, with the result that a holder will recognize taxable income significantly in excess of cash received while the debentures are outstanding. In addition, a holder will recognize ordinary income upon a sale, exchange, conversion or redemption of the debentures at a gain. See “Certain United States Federal Income Tax Considerations.”

If you convert your debentures, it is unlikely you will receive a return on your shares through the payment of cash dividends.

We have not paid cash dividends since our 1983 fiscal year and our board of directors is not currently considering institution of a cash dividend payment policy in the foreseeable future. As a result, if you convert your debentures, it is unlikely that you will receive a return on your shares through the payment of cash dividends.

Upon conversion of the new debentures, you may receive less proceeds than expected because the value of our common stock may decline between the day that you exercise your conversion right and the day the conversion value of your new debentures is determined.

The conversion value that you will receive upon conversion of your new debentures is determined by the average of the closing sale prices of our common stock on the NASDAQ Global Select Market for 10 consecutive trading days. If we have issued a notice of redemption, this 10-trading day period will begin on the third trading day following the redemption date. If you convert your debentures after June 15, 2026, the 10-day trading period will begin on the third scheduled trading day following maturity. Accordingly, if you exercise your conversion right soon after our issuance of a notice of redemption or after June 15, 2026, the 10 consecutive trading days may not begin for several weeks or months thereafter. If you exercise your conversion right in all other cases, the 10-trading day period will begin on the third trading day immediately following the day you deliver your conversion notice to the conversion agent. If the price of our common stock decreases after we receive your notice of conversion and prior to the end of the applicable 10-day trading period, the conversion value you receive will be adversely affected.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated in this prospectus by reference, including the Management’s Discussion and Analysis of Financial Condition and Results of Operations and “Business” sections of our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, may contain “forward-looking statements” as described in the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks and uncertainties and actual results could differ materially from those projected. These forward-looking statements regarding future events and the future results of Tech Data Corporation are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Readers are referred to the cautionary statements and important factors discussed in Item 1A of our Annual Report on Form 10-K for the year ended January 31, 2006 for further information. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Factors that could cause actual results to differ materially include the following:

•	competition;

•	narrow profit margins;

•	dependence on information systems;

•	acquisitions;

•	exposure to natural disasters, war and terrorism;

•	dependence on independent shipping companies;

•	labor strikes;

•	risk of declines in inventory value;

•	product availability;

•	vendor terms and conditions;

•	loss of significant customers;

•	customer credit exposure;

•	need for liquidity and capital resources; fluctuations in interest rates;

•	foreign currency exchange rates; exposure to foreign markets;

•	changes in income tax and other regulatory legislation;

•	changes in accounting rules; and

•	volatility of common stock price.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities:

Public Reference Room

100 F Street, N.E.

Room 580

Washington, D.C. 20549

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at the above address. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities and copying charges.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have chosen to “incorporate by reference” in this prospectus certain information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we include in this prospectus or that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	Our Annual Report on Form 10-K for the fiscal year ended January 31, 2006; and

•	Our Quarterly Reports on Form 10-Q for the quarters ended April 30, 2006, July 31, 2006, and October 31, 2006.

•	Our Current Reports on Form 8-K filed with the SEC on May 23, 2006, August 2, 2006, August 23, 2006, August 24, 2006, September 13, 2006 and November 21, 2006.

•	Our Proxy Statement on Schedule 14A filed with the SEC on April 28, 2006.

Any statement made in a document incorporated by reference or deemed incorporated herein by reference is deemed to be modified or superseded for purposes of this prospectus if a statement contained in this prospectus or in any other subsequently filed document which also is incorporated or deemed incorporated by reference herein modifies or supersedes that statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Information contained on our website will not be deemed to be a part of this prospectus. We also hereby incorporate by reference all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding information furnished pursuant to Items 2.02 or 7.01 of Form 8-K) after the date of this prospectus and prior to the termination of this offering. You may request a copy of these filings, in most cases without exhibits, at no cost by writing or telephoning us as follows:

Tech Data Corporation

5350 Tech Data Drive

Clearwater, Florida 33760

Attention: Investor Relations

(727) 538-5855

USE OF PROCEEDS

We intend to use the proceeds from the offering for the retirement of short-term debt and for general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth the ratio of earnings to fixed charges of Tech Data for each of the periods indicated.

	Nine Months Ended October 31,			Fiscal Year Ended January 31,
	Proforma 2006	2006	2005	Proforma 2006	2006	2005	2004	2003	2002
	($ in thousands)
Income (loss) before taxes & discontinued operations, as reported	$(91,967)	$(96,984)	$87,234	$138,670	$131,980	$211,647	$154,228	$(132,690)	$167,840
Fixed charges	35,032	40,049	33,916	41,843	48,533	45,478	39,422	50,199	82,752

	$(56,935)	$(56,935)	$121,150	$179,903	$180,513	$257,125	$193,650	$(82,491)	$250,592

Fixed charges	$35,032	$40,049	$33,916	$41,843	$48,533	$45,478	$39,422	$50,199	$82,752

Ratio of earnings to fixed charges	— (1)	— (2)	3.57	4.31	3.72	5.65	4.91	— (3)	3.03

(1)	For the nine months ended October 31, 2006, proforma earnings would have been insufficient to cover fixed charges by $92.0 million.
(2)	For the nine months ended October 31, 2006, earnings were insufficient to cover fixed charges by $97.0 million.
(3)	For the fiscal year ended January 31, 2003, earnings were insufficient to cover fixed charges by $132.7 million.

For these ratios, “earnings” represents income or loss before taxes and discontinued operations plus fixed charges (excluding capitalized interest) and amortization of previously capitalized interest. “Fixed charges” consist of (1) interest on all indebtedness and amortization of debt discount and expense, (2) capitalized interest and (3) an interest factor attributable to rentals.

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on the NASDAQ Global Select Market under the symbol “TECD.” The following table provides, for the fiscal quarters indicated, the high and low sales prices per share on the NASDAQ Global Select Market for the periods shown below.

	Sales Price
Period	High	Low
Fiscal year ended January 31, 2005
First Quarter	$42.80	$33.41
Second Quarter	41.13	32.60
Third Quarter	40.50	33.82
Fourth Quarter	46.00	39.90
Fiscal year ended January 31, 2006
First Quarter	$43.56	$33.82
Second Quarter	39.11	33.04
Third Quarter	39.50	33.80
Fourth Quarter	42.10	34.21
Fiscal year ended January 31, 2007
First Quarter	$42.65	$34.94
Second Quarter	38.75	33.99
Third Quarter	40.00	32.10
Fourth Quarter (through December 14)	43.74	37.43

On December 14, 2006, the last reported sale price of our common stock on the NASDAQ Global Select Market was $40.19 per share. As of December 12, 2006, there were approximately 368 holders of record and as of October 20, 2006 there were approximately 45,075 beneficial holders of our common stock.

We have not paid cash dividends since our 1983 fiscal year. Our board of directors is not currently considering institution of a cash dividend payment policy in the foreseeable future.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical financial data for each of the last five fiscal years and for the nine months ended October 31, 2005 and 2006. Such data has been derived from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in our Annual Reports on Form 10-K for the last five fiscal years and the unaudited consolidated interim financial statements contained in our Quarterly Report on Form 10-Q for the period ended October 31, 2006, including the related notes. In the opinion of our management, such unaudited financial statements have been prepared on the same basis as the audited financial statements referred to above and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for the indicated period. Operating results for the nine months ended October 31, 2006 are not necessarily indicative of the results that may be expected for the entire fiscal year ending January 31, 2007.

	Nine Months Ended October 31,		Fiscal Years Ended January 31,
	2006	2005	2006	2005	2004	2003	2002
	(In thousands, except per share data)
Income Statement Data:
Net sales	$15,318,754	$14,951,496	$20,482,851	$19,730,917	$17,358,525	$15,738,945	$17,197,511
Cost of products sold	14,608,445	14,196,434	19,460,332	18,667,184	16,414,773	14,907,187	16,269,481

Gross profit	710,309	755,062	1,022,519	1,063,733	943,752	831,758	928,030
Selling, general and administrative expenses	620,171	622,979	828,278	832,178	771,786	612,728	677,914
Restructuring charges(1)	23,764	24,102	30,946	—	—	—	—
Special charges	—	—	—	—	3,065	—	27,000
Goodwill impairment	136,093	—	—	—	—	328,872	—

Operating income (loss)	(69,719)	107,981	163,295	231,555	168,901	(109,842)	223,116
Loss on disposition of subsidiaries, net	—	—	—	—	—	5,745	—
Discount on sale of accounts receivable	8,546	3,103	5,503	—	—	—	—
Interest expense, net	19,960	15,914	23,996	22,867	16,566	24,045	55,419
Net foreign currency exchange loss (gain)	(1,241)	1,730	1,816	(2,959)	(1,893)	(6,942)	(143)

Income (loss) from continuing operations before income taxes	(96,984)	87,234	131,980	211,647	154,228	(132,690)	167,840
Provision for income taxes	40,002	92,765	109,013	52,025	47,040	67,128	57,063

Income (loss) from continuing operations	(136,986)	(5,531)	22,967	159,622	107,188	(199,818)	110,777
Income (loss) from discontinued operations, net of tax	3,946	2,604	3,619	2,838	(3,041)	—	—

Net income (loss)	$(133,040)	$(2,927)	$26,586	$162,460	$104,147	$(199,818)	$110,777

Income (loss) per common share – basic:
Continuing operations	$(2.48)	$(0.10)	$0.40	$2.74	$1.88	$(3.55)	$2.04
Discontinued operations	0.07	0.05	0.06	0.05	(0.05)	—	—

Net income (loss) per common share – basic	$(2.41)	$(0.05)	$0.46	$2.79	$1.83	$(3.55)	$2.04

Income (loss) per common share – diluted:
Continuing operations	$(2.48)	$(0.10)	$0.39	$2.69	$1.86	$(3.55)	$1.98
Discontinued operations	0.07	0.05	0.06	0.05	(0.05)	—	—

Net income (loss) per common share – diluted	$(2.41)	$(0.05)	$0.45	$2.74	$1.81	$(3.55)	$1.98

Weighted average common shares outstanding:
Basic	55,251	58,195	57,749	58,176	56,838	56,256	54,407

Diluted	55,251	58,195	58,414	59,193	57,501	56,256	60,963

Dividends per common share	—	—	—	—	—	—	—

(1)	In May 2005, we announced a formal restructuring program to better align the operating cost structure of our business in Europe, the Middle East and export sales to Africa with the current business environment. Through October 31, 2006 (since inception of the program), we have incurred $54.7 million related to the restructuring program, comprised of $38.9 million for workforce reductions and $15.8 million for facility costs.

CAPITALIZATION

The following table sets forth our capitalization and short-term indebtedness at October 31, 2006. The as adjusted amounts give further effect to the offering and our currently anticipated application of the estimated net proceeds from the offering after deducting the commissions and the expenses of the offering and assuming no exercise by the underwriters of the over-allotment option. This table should be read in conjunction with our financial statements and related notes contained in documents incorporated by reference in this prospectus.

	October 31, 2006
	Actual	As Adjusted
	(Unaudited) (In thousands)
Short-Term Debt:
Revolving credit loans	$139,548	$139,548
Current portion of long-term debt	1,732	1,732
Long-Term Debt:
Other long-term debt	13,803	13,803
2.75% Convertible senior debentures due 2026	—	325,000

Total Debt	155,083	480,083

Shareholders’ Equity:
Common stock, par value $0.0015; 200,000,000 shares authorized; 59,245,585 issued at October 31, 2006(1)	89	89
Additional paid-in capital	731,920	731,920
Treasury stock; at cost (4,788,084 shares at October 31, 2006)	(174,969)	(174,969)
Retained earnings	805,343	805,343
Accumulated other comprehensive loss	265,760	265,760

Total shareholders’ equity	1,628,143	1,628,143

Total capitalization	$1,783,226	$2,108,226

(1)	Does not include 8,086,325 shares of common stock reserved for issuance upon conversion of the debentures (8,708,350 shares if the underwriters exercise their over-allotment option in full) and excludes 7,360,470 shares of common stock reserved for outstanding stock options.

DESCRIPTION OF DEBENTURES

We will issue debentures under an indenture to be dated as of December 20, 2006 between us and U.S. Bank National Association, as trustee. A copy of the indenture referred to below is available as set forth under “Where You Can Find More Information.” The following is a summary of certain provisions of the indenture and does not purport to be complete. Reference should be made to all provisions of the indenture, including the definitions of certain terms contained therein. As used in this section, the terms “we,” “us” and “our” refer to Tech Data Corporation, but not any of our subsidiaries, unless the context requires otherwise.

General

The debentures will be our senior, unsecured obligations and will rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. The debentures are limited to an aggregate principal amount of $325,000,000 ($350,000,000 aggregate principal amount if the underwriters exercise in full their option to purchase additional debentures). The debentures mature on December 15, 2026.

The debentures will accrue interest at a rate of 2.75% per year from December 20, 2006 or from the most recent interest payment date on which interest has been paid or duly provided, payable semiannually in arrears on June 15 and December 15 of each year, beginning June 15, 2007. In addition, we will pay contingent interest under the circumstances described below. The debentures will be issued only in denominations of $1,000 principal amount and multiples of $1,000 principal amount.

Interest, including contingent interest, will be paid to the person in whose name a debenture is registered at the close of business on June 1 or December 1, as the case may be, immediately preceding the relevant interest payment date. Interest on the debentures will be computed on the basis of a 360-day year composed of twelve 30-day months.

You have the option, subject to fulfillment of certain conditions described below, to convert your debentures into cash and shares, if any, of our common stock initially at a conversion rate of 18.4310 shares of common stock per debenture. This is equivalent to an initial conversion price of $54.26 per share of common stock. The conversion rate is subject to adjustment if certain events occur. Upon conversion, you will receive cash and shares, if any, of our common stock as set forth in “—Conversion Settlement” below. You will not receive any cash payment for interest accrued to the conversion date.

If any interest payment date, maturity date, redemption date or purchase date of a debenture falls on a day that is not a business day, the required payment of principal and interest will be made on the next succeeding business day as if made on the date that the payment was due and no interest will accrue on that payment for the period from and after the interest payment date, maturity date, redemption date or purchase date, as the case may be, to the date of that payment on the next succeeding business day. The term “business day” means, with respect to any debenture, any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Each holder agrees in the indenture, for United States federal income tax purposes, to treat the debentures as “contingent payment debt instruments” and to be bound by our application of the Treasury regulations that govern contingent payment debt instruments, including our determination that the rate at which interest will be deemed to accrue for United States federal income tax purposes will be 6.875%, which we have determined to be comparable to the rate at which we could borrow on a senior, noncontingent, nonconvertible borrowing for a term of 20 years. Accordingly, each holder will be required to accrue interest on a constant yield to maturity basis at that rate, with the result that a holder will recognize taxable income significantly in excess of cash received while the debentures are outstanding. Based on our treatment of the debentures for United States federal income tax purposes, as discussed above, a holder would be required to recognize ordinary income upon conversion of a debenture into cash and shares, if any, of our common stock equal to the excess, if any, between the cash and value of the stock, if any, received upon conversion and the holder’s adjusted tax basis in the debentures. For a more detailed discussion, see “Certain United States Federal Income Tax Considerations.” However, the proper application of the regulations that govern contingent payment debt instruments to a holder of a debenture is uncertain in a number of respects, and if our treatment were successfully challenged by the Internal Revenue Service, it might be determined that, among other differences, a holder should have accrued interest income at a higher or lower rate, should not have recognized income or gain upon the conversion, or should not have recognized ordinary income upon a taxable disposition of its debenture.

EACH INVESTOR SHOULD CONSULT A TAX ADVISOR REGARDING THE TAX TREATMENT OF AN INVESTMENT IN THE DEBENTURES AND WHETHER AN INVESTMENT IN THE DEBENTURES IS ADVISABLE IN LIGHT OF THE AGREED UPON TAX TREATMENT AND THE INVESTOR’S PARTICULAR TAX SITUATION.

Contingent Interest

The interest rate on the debentures will be 2.75% per year through December 15, 2011. Beginning with the period commencing on December 20, 2011 and ending on June 15, 2012 and for each six-month period thereafter, we will pay contingent interest on the interest payment date for the applicable interest period if the average of the last reported sale price of the debentures is greater than or equal to 120% of the principal amount of the debentures for the five consecutive trading days ending on the third trading day preceding the first day of the applicable interest period. If contingent interest is payable for a particular six-month period, we will pay contingent interest per debenture in an amount equal to 0.40% per annum of the average of the last reported sale prices of a debenture for the applicable five consecutive trading-day reference period.

The “last reported sale price” of a debenture on any date of determination means the average of the secondary market bid quotations per debenture obtained by the bid solicitation agent for $5 million principal amount of debentures at approximately 4:00 p.m., New York time, on such determination date from three unaffiliated securities dealers we select.

The bid solicitation agent will initially be the trustee. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the debentures.

In the event we are required to pay contingent interest, we will disseminate a press release through PR Newswire containing this information or publish the information on our Web site or through such other public medium as we may use at that time.

Interest

We will pay interest on the debentures at a rate of 2.75% per year. In addition, we will pay contingent interest under the circumstances described in “—Contingent Interest” above. Interest will be based on a 360-day year comprised of twelve 30-day months, will be payable semiannually on June 15 or December 15 and will accrue from December 20, 2006 or from the most recent date to which interest has been paid or duly provided for. The record date for the payment of interest to holders will be June 1 and December 1 of each year; provided, however, that we may pay interest to a person other than the holder of record on the record date if we elect to redeem the debentures on a date that is after a record date but on or prior to the corresponding interest payment date. In this instance, we will pay accrued and unpaid interest payable upon redemption or repurchase by us, to the person to whom principal is payable.

Upon conversion of a debenture, a holder will not receive any cash payment of interest unless, as described below, such conversion occurs between a record date and the interest payment date to which that record date relates. If we deliver shares of common stock upon surrender of a debenture for conversion, we will not issue fractional shares of common stock. Instead, we will pay cash in lieu of fractional shares based on the last reported sale price of the common stock on the trading day immediately prior to the conversion date. Our delivery to a holder of the full amount of cash and shares of common stock, if any, as described below under “—Conversion Settlement,” together with any cash payment for any fractional share, will be deemed to satisfy our obligation to pay:

•	the principal amount of the debenture; and

•	accrued but unpaid interest to the conversion date.

As a result, accrued but unpaid interest to the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited. You should be aware that interest that accrues for the period in which you hold the debentures must be included in your gross income for United States federal income tax purposes in accordance with the Treasury regulations that govern debt instruments providing for contingent payments. For more information, see the discussion below in the section captioned “Certain United States Federal Income Tax Considerations.”

Notwithstanding the preceding paragraphs, if debentures are converted after the close of business on a record date but prior to the opening of business on the interest payment date to which that record date relates, holders of such debentures at the close of business on the record date will receive the interest payable on the debentures on the corresponding interest payment date notwithstanding the conversion. Such debentures, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the debentures so converted on the next succeeding interest payment date. However, no such payment need be made (1) if we have specified a redemption date or a repurchase date relating to a fundamental change that is after a record date and on or prior to the next interest payment date or (2) to the extent that any overdue interest exists at the time of conversion with respect to such debenture.

Ranking

The debentures will be our senior unsecured obligations and will rank equally in right of payment with all of our other existing and future obligations that are unsecured and unsubordinated and senior in right of payment to all of our existing and future subordinated indebtedness. The debentures will effectively rank junior to all of our secured indebtedness to the extent of the assets securing that indebtedness.

Creditors of each of our subsidiaries, including trade creditors, generally will have priority with respect to the assets and earnings of the subsidiary over the claims of our creditors, including holders of the debentures. The debentures, therefore, will be structurally subordinated to the claims of creditors, including trade creditors, of our subsidiaries.

In addition, our rights and the rights of our creditors, including the holders of the debentures, to participate in the assets of a subsidiary during its liquidation or reorganization will be structurally subordinated to all existing and future liabilities of that subsidiary.

As of October 31, 2006 our long-term debt, including current maturities, consisted of approximately $15,535,000, all of which was secured indebtedness. As of October 31, 2006, we also had subsidiary indebtedness of approximately $94,548,000, excluding intercompany indebtedness, all of which would have been structurally senior to the debentures.

Optional Redemption

No sinking fund is provided for the debentures. Prior to December 20, 2011, the debentures will not be redeemable. On or after December 20, 2011, we may redeem for cash all or part of the debentures at any time, upon not less than 30 nor more than 60 days’ notice by mail to holders of debentures, for a price equal to 100% of the principal amount of the debentures to be redeemed plus any accrued and unpaid interest to the redemption date.

If we decide to redeem fewer than all of the outstanding debentures, the trustee will select the debentures to be redeemed by lot or on a pro rata basis or by another method the trustee considers fair and appropriate.

If the trustee selects a portion of your debenture for partial redemption and you convert a portion of the same debenture, the converted portion will be deemed to be from the portion selected for redemption.

In the event of any redemption in part, we will not be required to:

•	issue, register the transfer of or exchange any debenture during a period of 15 days before the mailing of a notice of redemption of debentures; or

•	register the transfer of or exchange any debenture so selected for redemption, in whole or in part, except the unredeemed portion of any debenture being redeemed in part.

Conversion Rights

Subject to the conditions described below, holders may convert each of their debentures into cash and shares, if any, of our common stock initially at a conversion ratio of 18.4310 shares of common stock per $1,000 principal amount of debentures (equivalent to an initial conversion price of $54.26 per share of common stock based on the issue price of the debentures). The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. If a debenture has been called for redemption, or if a debenture is required to be purchased by us in accordance with the exercise of a holder’s right, as described in “—Purchase of Debentures by Us at the Option of the Holder”, holders will be entitled to convert the debentures from the date of notice of the redemption or purchase, as the case may be, until the close of business two business days immediately preceding such redemption date or purchase date, as the case may be. A holder may convert fewer than all of such holder’s debentures so long as the debentures converted are an integral multiple of $1,000 principal amount.

Holders may surrender their debentures for conversion into cash and shares, if any, of our common stock prior to the close of business on the second scheduled trading day immediately preceding stated maturity under the following circumstances, which are described in more detail below, and to the following extent:

•	upon satisfaction of the sale price condition;

•	once we have called the debentures for redemption;

•	at any time after June 15, 2026; or

•	upon the occurrence of specified corporate transactions.

Conversion Upon Satisfaction of Sale Price Condition

A holder may surrender any of its debentures for conversion into cash and shares, if any, of our common stock during any fiscal quarter, and only during such fiscal quarter, if the last reported sale price per share of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is more than 135% of the applicable conversion price per share of our common stock on such last trading day.

The “last reported sale price” of our common stock on any date means the official closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported on the NASDAQ Global Select Market or, if our common stock is not then quoted on the NASDAQ Global Select Market, then as reported by the principal U.S. exchange or quotation system our common stock is then listed or quoted.

Conversion Upon Redemption

A holder may surrender for conversion any debenture called for redemption at any time prior to the close of business two business days prior to the redemption date, even if it is not otherwise convertible at such time.

Conversion after June 15, 2026

Notwithstanding anything herein to the contrary, a holder may surrender its debentures for conversion at any time after June 15, 2026 until the close of business on the second scheduled trading day immediately preceding the stated maturity date.

For all debentures that are converted pursuant to the preceding paragraph, the applicable conversion reference period (as described under “—Conversion Settlement” below) will begin on the third scheduled trading day following the maturity date.

“Scheduled trading day” means any day on which the relevant exchange is scheduled to be open for trading.

Conversion Upon Specified Corporate Transactions

Certain Distributions

If we elect to:

•	distribute to all holders of our common stock certain rights entitling them to purchase shares of our common stock at less than the last reported sale price of a share of our common stock as of the business day prior to the date of declaration for such distribution; or

•	distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 15% of the last reported sale price of our common stock on the day preceding the declaration date for such distribution, we must notify the holders of the debentures at least 20 business days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their debentures for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place, even if the debentures are not otherwise convertible at such time; provided that a holder may not exercise this right to convert if the holder will otherwise participate in the distribution without conversion.

If we are a party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets, in each case pursuant to which our common stock would be converted into cash or property other than securities, or if a “Fundamental Change” occurs pursuant to the definition thereof under “—Fundamental Change” below, a holder may surrender debentures for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until and including the date which is 15 days after the actual effective date of such transaction (or, if such transaction also results in holders having a right to require us to repurchase their debentures, until the fundamental change repurchase date).

If and only to the extent you elect to convert your debentures in connection with a transaction described in clause (1) or (2) of the definition of Fundamental Change as described below under “—Fundamental Change” that occurs on or prior to December 20, 2011 pursuant to which 10% or more of the consideration for our common stock in such Fundamental Change transaction consists of cash or securities (or other properties) that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange, we will increase the conversion rate by a number of additional shares as described under “—Adjustment to Conversion Rate upon Certain Fundamental Changes—General.”

If we engage in certain reclassifications of our common stock or if we are a party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets, in each case pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the conversion value and net share amount, as defined below, will be based on the applicable conversion rate and the kind and amount of cash, securities or other property that a holder of one share of our common stock would have received in such transaction, which we refer to as the “exchange property.” In addition, if you convert your debentures following the effective time of the transaction, the net share amount will be paid in such exchange property rather than shares of our common stock. For purposes of the foregoing, in the event holders of our common stock have the opportunity to elect the form of consideration to be received in any such transaction, we will make adequate provision whereby the holders of the debentures shall have a reasonable opportunity to determine the form of consideration into which all of the debentures, treated as a single class, shall be convertible from and after the effective date of such transaction (subject to our ability to settle the conversion obligation in cash, as set forth under “—Conversion Settlement” below). Any such determination shall be subject to any limitations to which all of the holders of the common stock are subject, such as pro rata reductions applicable to any portion of the consideration to be paid. We will agree in the indenture not to become a party to any such transaction unless its terms are consistent with the foregoing.

If the transaction also constitutes a Fundamental Change (as defined below), a holder may be able to require us to redeem all or a portion of its debentures as described under “—Fundamental Change.”

Conversion Procedures

The initial conversion rate is 18.4310 shares of common stock for each debenture. This is equivalent to an initial conversion price of $54.26 per share of common stock. You will not receive any cash payment representing accrued and unpaid interest upon conversion of a debenture. Upon conversion we will deliver to you a cash payment and a fixed number of shares, if any, of our common stock and any additional cash payment to account for fractional shares. The cash payment for fractional shares will be based on the last reported sale price of our common stock on the trading day immediately prior to the conversion date. Delivery of cash payment and shares, if any, of common stock will be deemed to satisfy our obligation to pay the principal amount of the debentures, including accrued interest. Accrued and unpaid interest will be deemed paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for the accrued interest. The trustee will initially act as the conversion agent.

If a holder wishes to exercise its conversion right, such holder must deliver an irrevocable conversion notice, together, if the debentures are in certificated form, with the certificated security, to the conversion agent who will, on the holder’s behalf, convert the debentures into cash and shares, if any, of our common stock. Holders may obtain copies of the required form of the conversion notice from the conversion agent.

If a holder has already delivered a purchase notice or a Fundamental Change notice with respect to a debenture, the holder may not surrender that debenture for conversion until the holder has withdrawn the notice in accordance with the indenture.

Based on our treatment of the debentures for United States federal income tax purposes, as discussed above, a holder would be required to recognize ordinary income upon a conversion of a debenture into cash and shares, if any, of our common stock equal to the excess, if any, between the cash and value of the stock, if any, received on the conversion and the holder’s adjusted tax basis in the debentures. For a more detailed discussion, see “Certain United States Federal Income Tax Considerations.”

Conversion Rate Adjustment

The conversion rate will be subject to adjustment upon the following events:

(1) the payment of dividends and other distributions on our common stock payable exclusively in shares of our common stock;

(2) the issuance to all or substantially all holders of our common stock of rights or warrants that allow the holders to purchase shares of our common stock at less than the Average Sale Price (as defined in the indenture); provided that no adjustment will be made if holders of the debentures may participate in the transaction on a basis and with notice that our board of directors determines to be fair and appropriate or in certain other cases;

(3) subdivisions, combinations, or reclassification of our common stock;

(4) payment of dividends or distributions to all holders of our common stock consisting of evidences of our indebtedness, securities or capital stock or assets, excluding any common stock referred to in (1) above, any rights or warrants referred to in (2) above and dividends and distributions paid solely in cash;

(5) payment of dividends or distributions on our common stock paid exclusively in cash; and

(6) payment to holders of our common stock in respect of a tender or exchange offer, other than an odd lot offer, made by us or any subsidiary of ours for our common stock in excess of the current market price of our common stock as of the trading day next succeeding the last date tenders or exchanges may be made in the tender or exchange offer.

In the event we make a cash distribution described in clause (5) above, the conversion rate will be adjusted by dividing:

•	the conversion rate, by

•	a fraction, (1) the numerator of which will be the current market price per share of our common stock and (2) the denominator of which will be the current market price per share of our common stock plus the amount of such distribution.

In the event we elect to make a distribution described in (2), (4) or (5) above which, in the case of (4) or (5), has a per share value equal to more than 15% of the last reported sale price of our shares of common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of the debentures at least 20 days prior to the ex-dividend date for such distribution and, upon the giving of such notice, the debentures may be surrendered for conversion at any time until the close of business on the business day prior to the ex-dividend date or until we announce that such distribution will not take place. No adjustment to the conversion rate or the ability of a holder of a debenture to convert will be made if the holder will otherwise participate in the distribution without conversion or in certain other cases.

The applicable conversion price will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock, stock appreciation rights, restricted stock units or options or rights to purchase shares of our common stock pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by Tech Data or any of its subsidiaries; or

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right, or exercisable, exchangeable or convertible security outstanding as of the date the debentures were first issued.

We may increase the conversion rate as permitted by law and applicable NASDAQ Global Select Market rules (if our common stock is then listed on the NASDAQ Global Select Market) for at least 20 days, so long as the increase is irrevocable during the period. If any action would require adjustment of the conversion rate under more than one of the provisions described above, only one adjustment will be made and that adjustment will be the amount of adjustment that has the highest absolute value to the holders of the debentures. Except as specifically described above, the applicable conversion price will not be subject to adjustment in the case of the issuance of any of our common stock, or securities convertible into or exchangeable for our common stock.

Notwithstanding anything in this subsection “—Conversion Rate Adjustment,” certain listing standards may limit the amount by which we may increase the conversion rate pursuant to the events described in this subsection. These standards generally require us to obtain the approval of our stockholders before entering into certain transactions that potentially result in the issuance of 20% or more of our common stock outstanding at the time the debentures are issued unless we obtain stockholder approval of issuances in excess of such limitations. Accordingly, we will not take any action that would result in an adjustment pursuant to the provisions described in this subsection (“—Conversion Rate Adjustment”) without complying with NASD Rule 4350 (which requires stockholder approval of certain issuances of stock) if applicable.

Adjustment to Conversion Rate upon Certain Fundamental Changes

General

If and only to the extent you elect to convert your debentures in connection with a transaction described in clause (1) or (2) of the definition of Fundamental Change as described below under “—Fundamental Change” that occurs on or prior to December 20, 2011 pursuant to which 10% or more of the consideration for our common stock in such Fundamental Change transaction consists of cash or securities (or other properties) that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange, we will increase the conversion rate for the debentures surrendered for conversion by a number of additional shares (the “additional shares”) as described below.

The number of additional shares will be determined by reference to the table below, based on the date on which such fundamental change transaction becomes effective (the “effective date”) and the price (the “stock price”) paid per share for our common stock in such fundamental change transaction. If holders of our common stock receive only cash in such fundamental change transaction, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our common stock on the five trading days prior to but not including the effective date of such fundamental change transaction.

The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the debentures is adjusted, as described above under “—Conversion Rate Adjustment.” The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustment.”

The following table sets forth the hypothetical stock price and number of additional shares to be issuable per $1,000 principal amount of debentures:

Stock Price

Effective Date	$40.19	$45.00	$50.00	$54.26	$60.00	$65.00	$70.00	$75.00	$80.00	$90.00	$100.00	$110.00	$120.00

20-Dec-06	6.45	5.01	3.95	3.24	2.54	2.17	1.81	1.56	1.36	1.06	0.86	0.73	0.62
15-Dec-07	6.45	4.80	3.67	2.95	2.30	1.88	1.52	1.33	1.11	0.86	0.69	0.58	0.49
15-Dec-08	6.45	4.56	3.34	2.68	2.01	1.55	1.25	1.04	0.85	0.65	0.52	0.43	0.37
15-Dec-09	6.45	4.27	3.07	2.32	1.58	1.12	0.91	0.69	0.58	0.41	0.32	0.26	0.22
15-Dec-10	6.45	4.17	2.66	1.71	1.01	0.66	0.41	0.27	0.20	0.12	0.09	0.08	0.07
15-Dec-11	6.45	3.79	1.57	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

The stock prices and additional share amounts set forth above are based upon a common stock price of $40.19 at the time of the initial offer of the existing debentures on December 14, 2006 and an initial conversion price of $54.26.

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is in excess of $120.00 per share (subject to adjustment), no additional shares will be issuable upon conversion.

•	If the stock price is less than $40.19 per share (subject to adjustment), no additional shares will be issuable upon conversion.

Notwithstanding the foregoing, in no event will the conversion rate exceed 24.881 shares per $1,000 principal amount of debentures, subject to adjustments in the same manner as set forth under “Conversion Rate Adjustment.”

Conversion Settlement

If you surrender your debentures for conversion, you will receive, in respect of each $1,000 of principal amount of debentures, cash in an amount equal to the lesser of (1) the principal amount or (2) the conversion value (as defined below); and a number of shares of our common stock (the “net share amount”) equal to the sum of the daily share amounts (calculated as defined below) for each of the ten consecutive trading days in the applicable conversion reference period (as defined below); provided, however, that we will pay cash in lieu of fractional shares otherwise issuable upon conversion of the debentures. Settlement will occur on the third business day following the final day of the applicable conversion reference period.

The “applicable conversion reference period” means:

•	for debentures that are converted after we have specified a redemption date, the ten consecutive trading days beginning on the third trading day (as defined below) following the redemption date (in the case of a partial redemption, this clause applies only to those debentures which would be actually redeemed); or

•	for debentures that are converted after June 15, 2026, the ten consecutive trading days beginning on the third scheduled trading day following the stated maturity date; or

•	in all other cases, the ten consecutive trading days beginning on the third trading day following the conversion date.

The “conversion value” is equal to (1) the applicable conversion rate, multiplied by (2) the average of the last reported sale prices of our common stock on each of the ten consecutive trading days in the applicable conversion reference period.

The “daily share amount” for each day in the applicable conversion reference period is equal to the greater of:

•	zero; or

•	a number of shares determined by the following formula:

(last reported sale price on that trading day x applicable conversion rate) — $1,000
10 x last reported sale price on that trading day

“Trading day” means a day during which trading in our common stock generally occurs and a closing sale price for our common stock is provided on the NASDAQ Global Select Market or, if our common stock is not listed on the NASDAQ Global Select Market, on the principal other United States national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a United States national or regional securities exchange, on the principal other market on which our common stock is then traded. If the debentures become convertible into the exchange property (as defined above under “Conversion Rights—Certain Corporate Transactions”) the “last reported sale price” shall be (1) 100% of the value of any exchange property consisting of cash, (2) the closing sale price of any exchange property consisting of securities that are traded on a U.S. national securities exchange or approved for quotation on the NASDAQ Global Select Market or (3) the fair market value of any other exchange property, as determined by two independent nationally recognized investment banks selected by us for this purpose.

Purchase of Debentures by Us at the Option of the Holder

Holders have the right to require us to purchase the debentures for cash on December 15, 2011, December 15, 2016 and December 15, 2021 (each, a “purchase date”). We will be required to purchase any outstanding debentures for which a holder delivers a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the relevant purchase date until the close of business on the last business day prior to the purchase date. If the purchase notice is given and withdrawn during such period, we will not be obligated to purchase the related debentures. Our purchase obligation will be subject to some additional conditions as described in the indenture. Also, our ability to satisfy our purchase obligations may be affected by the factors described in “Risk Factors.”

The purchase price payable will be equal to 100% of the principal amount of the debentures to be purchased plus any accrued and unpaid interest to such purchase date.

A holder’s notice electing to require us to purchase its debentures must state:

•	if certificated debentures have been issued, the debentures’ certificate numbers, or if not certificated, your notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of debentures to be purchased, in multiples of $1,000; and

•	that the debentures are to be purchased by us pursuant to the applicable provisions of the debentures.

You may withdraw any purchase notice by a written notice of withdrawal delivered to the paying agent prior to the close of business on the date that is two business days prior to the purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn debentures;

•	if certificated debentures have been issued, the certificate numbers of the withdrawn debentures, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the purchase notice.

A holder must either effect book-entry transfer or deliver the debentures, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price. You will receive payment on the purchase date or at the time of book-entry transfer or the delivery of the debentures. If the paying agent holds money or securities sufficient to pay the purchase price of the debentures on the business day following the purchase date, then:

•	the debentures will cease to be outstanding;

•	interest, including any contingent interest, will cease to accrue; and

•	all other rights of the holder will terminate.

This will be the case whether or not book-entry transfer of the debentures is made or whether or not the debenture is delivered to the paying agent.

Fundamental Change

If a Fundamental Change as defined below occurs, a holder of debentures will have the right, at its option, to require us to purchase all of its debentures not previously called for redemption, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The price we are required to pay is equal to 100% of the principal amount of the debentures to be purchased plus accrued and unpaid interest to the purchase date.

Within 30 days after the occurrence of a Fundamental Change, we are obligated to give to the holders of the debentures notice of the Fundamental Change and of the purchase right arising as a result of the Fundamental Change. We must also deliver a copy of this notice to the trustee. To exercise the purchase right, a holder of the debentures must deliver on or before the 30th day after the date of our notice irrevocable written notice to the trustee of the holder’s exercise of its purchase right, together with the debentures with respect to which the right is being exercised. We are required to purchase the debentures on the date that is 45 days after the date of our notice.

A Fundamental Change will be deemed to have occurred at the time after the debentures are originally issued that any of the following occurs:

(1) any person acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock that are entitled to vote generally in elections of directors (“voting stock”), other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

(2) we merge or consolidate with or into any other person, any merger of another person into us, or we convey, sell, transfer or lease all or substantially all of our assets to another person, other than any transaction:

•	that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock (such as an acquisition by a subsidiary); or

•	where the holders of our voting stock immediately prior to the transaction have 50% or more of the total voting stock of Tech Data or its successor immediately after the transaction; or

•	which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock solely into shares of the common stock of the surviving entity; or

(3) any time our continuing directors do not constitute a majority of our board of directors (or, if applicable, a successor corporation to us); or

(4) a termination of trading.

However, a Fundamental Change will not be deemed to have occurred if 90% or more of the consideration in a merger or consolidation otherwise constituting a Fundamental Change under clause (2) above consists of shares of common stock traded on a national securities exchange or quoted on the NASDAQ Global Select Market (or will be so traded or quoted immediately following the merger or consolidation) and as a result of the merger or consolidation the debentures become convertible into such common stock.

For purposes of these provisions:

•	whether a person is a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Securities Exchange Act; and

•	“person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act.

A “termination of trading” will be deemed to have occurred if our common stock (or other common stock into which the debentures are then convertible) is neither listed for trading on a U.S. national securities exchange nor approved for trading on the NASDAQ Global Select Market.

The definition of Fundamental Change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the debentures to require us to purchase its debentures as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

The foregoing provisions would not necessarily provide the holders of the debentures with protection if we are involved in a highly leveraged or other transaction that may adversely affect the holders.

If a Fundamental Change were to occur, we may not have enough funds to pay the Fundamental Change purchase price. See “Risk Factors.” In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates. If we fail to purchase the debentures when required following a Fundamental Change, we will be in default under the indenture.

Merger and Sale of Assets by Tech Data

We may not, in a single transaction or a series of related transactions (1) consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person or (2) permit any person to consolidate with or merge into us unless:

•	the person formed by the consolidation or into which we are merged or the person to which our properties and assets are so conveyed, transferred, sold or leased, shall be a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State within the United States or the District of Columbia and, if we are not the surviving person, the surviving person assumes the payment of the principal of and interest on the debentures and the performance of our other covenants under the indenture;

•	in all cases, immediately after giving effect to the transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing; and

•	we or such successor person shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture comply with the indenture and that all conditions precedent in the indenture relating to such transaction have been satisfied.

Events of Default

The following are events of default with respect to the debentures:

(1) default for 30 days in payment of any interest (including contingent interest, if any) due and payable on the debentures, including contingent interest;

(2) default in payment of the principal amount of the debentures and accrued and unpaid interest (including contingent interest, if any) at maturity, upon redemption, purchase at the option of the holder or following a Fundamental Change when the same becomes due and payable;

(3) default in our obligation to deliver cash and shares, if any, of our common stock upon an appropriate election by holders of debentures to convert those debentures and continuance of such default for 10 days;

(4) failure to provide timely notice of a Fundamental Change;

(5) default in our performance of any other covenants or agreements in respect of the debentures contained in the indenture or the debentures for 60 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the debentures then outstanding;

(6) default under any credit agreement, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any of our significant subsidiaries (or the payment of which is guaranteed by us or any of our significant subsidiaries), which default:

•	is caused by a failure to pay when due any principal of such indebtedness within the grace period provided for in such indebtedness, which failure continues beyond any applicable grace period, or

•	results in the acceleration of such indebtedness prior to its express maturity, without such acceleration being rescinded or annulled, and, in each case, the principal amount of such indebtedness, together with the principal amount of any other such indebtedness under which there is a payment default or the maturity of which has been so accelerated, aggregates $30,000,000 or more and such payment default is not cured or such acceleration is not annulled within 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the debentures then outstanding;

(7) failure by us or any of our significant subsidiaries to pay final, non-appealable judgments (other than any judgment as to which a reputable insurance company has accepted full liability) aggregating in excess of $30,000,000, which judgments are not stayed, bonded or discharged within 60 days after their entry; and

(8) certain events involving our or any of our significant subsidiaries’ bankruptcy, insolvency or reorganization.

Notwithstanding the foregoing, the indenture will provide that, to the extent elected by us, the sole remedy for an event of default relating to the failure to file any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act, as amended or as otherwise required to be filed pursuant to the indenture and for any failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act, will for the first 60 days after the occurrence of such an event of default consist exclusively of the right to receive additional interest on the debentures at an annual rate equal to 0.25% of the principal amount of the debentures.

The additional interest will accrue on all outstanding debentures from and including the date on which an event of default relating to a failure to comply with the reporting obligations in the indenture first occurs to but not including the 60th day thereafter (or such earlier date on which the event of default relating to the reporting obligations shall have been cured or waived). On such 60th day (or earlier, if the event of default relating to the reporting obligations is cured or waived prior to such 60th day), such special interest will cease to accrue and, if the event of default relating to reporting obligations has not been cured or waived prior to such 60th day, the debentures will be subject to acceleration as provided herein. The provisions of the indenture described in this paragraph will not affect the rights of holders of debentures in the event of the occurrence of any other event of default. In the event that we do not elect to pay the extension fee upon an event of default in accordance with this paragraph, the debentures will be subject to acceleration as provided herein.

The indenture will require that we file annually with the trustee a certificate describing any material default by us in the performance of any conditions or covenants that has occurred under the indenture and its status. We must give the trustee written notice within 30 days of any event which, with the giving of notice or the lapse of time, or both, could mature into an event of default described in (4), (5), (6), (7) or (8) above.

The indenture provides that if an event of default occurs and is continuing with respect to the debentures, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debentures may declare the principal amount plus accrued and unpaid interest, if any, on the debentures to be due and payable immediately. If an event of default relating to events or bankruptcy, insolvency or reorganization occurs, the principal amount plus accrued and unpaid interest, if any, on the debentures will become immediately due and payable without any action on the part of the trustee or any holder.

A holder of debentures may pursue any remedy under the indenture only if:

•	the holder gives the trustee written notice of continuing event of default for the debentures;

•	the holders of at least 25% in principal amount of the outstanding debentures make a written request to the trustee to pursue the remedy;

•	the holder offers to the trustee indemnity reasonably satisfactory to the trustee;

•	the trustee fails to act for a period of 60 day after receipt of notice and offer of indemnity; and

•	during that 60-day period, the holders of a majority in principal amount of the debentures do not give the trustee a direction inconsistent with the request.

This provision does not, however, affect the right of a holder of debentures to sue for enforcement of payment of the principal of or interest on the holder’s debenture on or after the respective due dates expressed in its debenture or the holder’s right to convert its debenture in accordance with the indenture.

The trustee is entitled under the indenture, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified before proceeding to exercise any right or power under the indenture at the direction of the registered holders of the debentures or which requires the trustee to expend or risk its own funds or otherwise incur any financial liability. The indenture also provides that the registered holders of a majority in principal amount of the outstanding debentures (or of all debt securities affected, voting as one class) may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to that series of debt securities. The trustee, however, may refuse to follow any such direction that conflicts with law or the indenture, is unduly prejudicial to the rights of other registered holders of that series of debt securities, or would involve the trustee’s personal liability.

The indenture provides that while the trustee must mail notice of a default or event of default to the registered holders of the debentures within 60 days of occurrence, the trustee may withhold notice of any default or event of default (except in payment on the debt securities) if the trustee in good faith determines that the withholding of such notice is in the interest of the registered holders of the debentures.

Modification and Waiver

We may amend or supplement the indenture if the holders of a majority in principal amount of the debentures consent to it. Without the consent of the holder of each debenture affected, however, no modification may:

•	reduce the amount of debentures whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of accrual of interest or change the time for payment of interest on the debentures;

•	reduce the value of our debenture to which reference is made in determining whether contingent interest will be paid on the debentures or change the method by which this value is calculated;

•	reduce the principal amount of the debentures or change its stated maturity;

•	reduce the redemption or purchase price of the debentures or change the time at which the debentures may or must be redeemed or purchased;

•	make payments on the debentures payable in currency other than as originally stated in the debentures;

•	impair the holder’s right to institute suit for the enforcement of any payment on the debentures;

•	make any change in the percentage of principal amount of debentures necessary to waive compliance with some provisions of the indenture or to make any change in this provision for modification;

•	waive a continuing default or event of default regarding any payment on the debentures; or

•	adversely affect the conversion or repurchase provisions of the debentures.

We may amend or supplement the indenture or waive any provision of it without the consent of any holders of debentures in some circumstances, including:

•	to cure any ambiguity, omission, defect or inconsistency, provided such amendment does not materially and adversely affect the debentures;

•	to provide for the assumption of our obligation under the indenture by a successor upon any merger, consolidation or asset transfer permitted under the indenture;

•	to provide for uncertificated debentures in addition to or in place of certificated debentures or to provide for bearer debentures;

•	to provide any security for or guarantees of the debentures;

•	to comply with any requirement to effect or maintain the qualification of the indenture under the Trust Indenture Act;

•	to add covenants that would benefit the holders of debentures or to surrender any rights we have under the indenture;

•	to add events of default with respect to the debentures; or

•	to make any change that we and the trustee may deem necessary or desirable, provided such amendment does not materially and adversely affect the debentures.

The holders of a majority in principal amount of the outstanding debentures may waive any existing or past default or event of default. Those holders may not, however, waive any default or event of default in any payment on any debenture or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

Calculations in Respect of Debentures

We will be responsible for making all calculations called for under the debentures, except for such calculations made by the calculation agent. These calculations include, but are not limited to, determinations of the market prices of our common stock, accrued interest payable on the debentures and the conversion price of the debentures. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of debentures. We will provide a schedule of our calculations to the trustee and to the conversion agent, and the trustee and the conversion agent are entitled conclusively to rely upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of debentures upon the written request of that holder.

Governing Law

The indenture and the debentures will be governed by, and construed in accordance with, the laws of the State of New York, without regard to principles of conflicts of law.

Trustee

U.S. Bank National Association is the trustee, security registrar, paying agent and conversion agent.

If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent person in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the request of any of the holders of any debentures only after those holders have offered the trustee indemnity reasonably satisfactory to it.

If the trustee becomes one of our creditors, it will be subject to limitations in the indenture on its rights to obtain payment of claims or to realize on some property received for any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with us. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign.

Form, Exchange, Registration and Transfer

We will issue the debentures in registered form, without interest coupons. We will not charge a service charge for any registration of transfer or exchange of the debentures. We may, however, require the payment of any tax or other governmental charge payable for that registration.

The debentures will be exchangeable for other debentures, for the same total principal amount and for the same terms but in different authorized denominations in accordance with the indenture. Holders may present debentures for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

We have appointed the trustee as security registrar for the debentures. We may at any time rescind that designation or approve a change in the location through which any registrar acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional registrars for the debentures.

In the case of any redemption, the security registrar will not be required to register the transfer or exchange of any debentures either:

•	during a period of 15 days before the mailing of a notice of redemption of debentures; or

•	if the debentures have been called for redemption in whole or in part, except the unredeemed portion of any debentures being redeemed in part.

Payment and Paying Agent

Payments on the debentures will be made in U.S. dollars at the office of the trustee. At our option, however, we may make payments by check mailed to the holder’s registered address or, with respect to global debentures, by wire transfer. We will make interest payments to the person in whose name the debentures are registered at the close of business on the record date for the interest payment.

The trustee will be designated as our paying agent for payments on debentures. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent shall pay to us upon written request any money held by them for payments on the debentures that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Notices

Except as otherwise described herein, notice to registered holders of the debentures will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

Replacement of Debentures

We will replace any debentures that become mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated debentures or evidence of the loss, theft or destruction satisfactory to us and the trustee. In the case of lost, stolen or destroyed debentures, indemnity satisfactory to the trustee and to us may be required at the expense of the holder of the debentures before a replacement debenture will be issued.

Payment of Stamp and Other Taxes

We will pay all stamp and other duties, if any, which may be imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the debentures. We will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority thereof or therein.

Book-Entry System

The debentures will be represented by a permanent global debenture in definitive, fully-registered form without interest coupons. The global debenture will be deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

Except in the limited circumstances described below, holders of debentures represented by interests in the global debenture will not be entitled to receive debentures in definitive form.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York Uniform Commercial Code and a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (which we refer to as “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Ownership of beneficial interests in a global security will be limited to persons that have accounts with DTC or its nominee (“participants”) or persons that may hold interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some states require that some purchasers of securities take physical delivery of the securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

So long as DTC or its nominee is the registered owner of the global debenture, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the debentures represented by the global debenture for all purposes under the indenture. Except as provided below, owners of beneficial interests in the global debenture will not be entitled to have debentures represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of debentures in definitive form and will not be considered the owners or holders thereof under the indenture. Principal and interest payments, if any, on debentures registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the global debenture. Neither Tech Data, the trustee, any paying agent nor the security registrar for the debentures will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global debenture or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest, if any, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global debenture as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through these participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the participants.

Unless and until they are exchanged in whole or in part for debentures in definitive form, the global debenture may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”) will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Payments with respect to the debentures held beneficially through Clearstream will be credited to cash accounts of Clearstream customers in accordance with its rules and procedures, to the extent received by Clearstream.

Payments with respect to the debentures held beneficially through Euroclear will be credited to cash accounts of Euroclear participants in accordance with the Euroclear Terms and Conditions, to the extent received by the Euroclear operator.

Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global debenture in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the global debenture from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and such credit of any transactions interests in the global debenture settled during such processing day will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received by Euroclear or Clearstream as a result of sales of interests in the global debenture by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

If DTC is at any time unwilling or unable to continue as a depositary and a successor depositary is not appointed by us within 90 days, we will issue debentures in definitive form in exchange for the global debenture. In any such instance, an owner of a beneficial interest in the global debenture will be entitled to physical delivery in definitive form of debentures represented by the global debenture equal in principal amount to the beneficial interest and to have the debentures registered in its name. Debentures so issued in definitive form will be issued as registered debentures in denominations of $1,000 and integral multiples thereof, unless otherwise specified by us.

DESCRIPTION OF COMMON STOCK

Common Stock

The only authorized capital stock that Tech Data may issue is 200,000,000 shares of common stock, par value $0.0015 per share. Holders of the common stock have no pre-emptive rights. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of our shareholders. Holders of common stock are entitled to receive such dividends as may be declared by our board of directors out of funds legally available therefor. The holders of common stock are entitled to share proportionately in any liquidating distribution to shareholders after provisions for payment of creditors. All outstanding shares of common stock are, and the shares to be issued upon conversion of the new debentures, will be when issued, fully paid and nonassessable.

The transfer agent and registrar for our common stock is Mellon Investor Services, LLC.

Classified Board of Directors

Our amended and restated articles of incorporation divides our board of directors into three classes serving staggered three-year terms. These provisions may discourage attempts to acquire control of Tech Data.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax considerations relevant to the ownership and disposition of the debentures and the shares of common stock into which the debentures may be converted. This summary deals only with the debentures and the shares of common stock held as capital assets for United States federal income tax purposes. As used in this prospectus, “U.S. Holders” are any beneficial owners of the debentures or the shares of common stock that are, for United States federal income tax purposes: (1) citizens or residents of the United States, (2) corporations (or entities treated as corporations for federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) estates, the income of which is subject to United States federal income taxation regardless of its source, and (4) trusts, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. As used in this prospectus, “Non-U.S. Holders” are holders of the debentures or the shares of common stock that are, for United States federal income tax purposes, (1) nonresident alien individuals, (2) foreign corporations and (3) foreign estates or trusts that are not subject to United States federal income taxation on their worldwide income. If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the debentures or the shares of common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of the debentures or the shares of common stock that is a partnership and partners in such partnership should consult their tax advisors about the United States federal income tax consequences of holding and disposing of the debentures or the shares of common stock, as the case may be. Unless otherwise stated, this summary does not deal with special classes of holders such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, traders in securities that elect to use a mark-to-market method of accounting, holders that hold the debentures as part of a hedge, straddle, “synthetic security” or other integrated transaction for United States federal income tax purposes and holders whose functional currency is not the U.S. dollar. Further, this summary does not include any description of any alternative minimum tax consequences, United States federal estate or gift tax laws or the tax laws of any state, local or foreign government that may be applicable to the debentures or the shares of common stock.

This summary applies only to initial purchasers that purchase debentures at their “issue price” (as defined below). This summary is based on the Internal Revenue Code of 1986 the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change and differing interpretations, possibly on a retroactive basis. No statutory, administrative or judicial authority directly addresses the treatment of the debentures or instruments similar to the debentures for United States federal income tax purposes. Therefore, there can be no assurance that the Internal Revenue Service (the “IRS”) will not successfully challenge one or more of the conclusions described in this prospectus.

We urge prospective investors to consult their tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the debentures and the shares of common stock in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal and other tax laws.

Classification of the Debentures

Pursuant to the terms of the Indenture, each holder of the debentures will agree, for United States federal income tax purposes, to treat the debentures as indebtedness for United States federal income tax purposes subject to the regulations governing contingent payment debt instruments and to be bound by our application of those regulations to the debentures, including our determination of the rate at which interest will be deemed to accrue on the debentures for United States federal income tax purposes. The remainder of this discussion assumes that the debentures will be treated in accordance with that agreement and our determinations. However, the proper application of the regulations governing contingent payment debt instruments to a holder of a debenture is uncertain in a number of respects, and no assurance can be given that the IRS will not assert that the debentures should be treated differently or that such an assertion would not prevail. Such treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the debentures. In particular, it might be determined that a holder should have accrued interest income at a higher or lower rate, should not have recognized income or gain upon the conversion, or should have recognized capital gain upon a taxable disposition of its debentures.

Treatment of U.S. Holders

Under the rules governing contingent payment debt instruments, a U.S. Holder will be required to accrue interest income on the debentures, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders will be required to include interest in taxable income in each year in excess of the accruals on the debentures for non-tax purposes and in excess of any interest payments actually received in that year. A U.S. Holder must accrue on its debentures an amount of original issue discount as ordinary interest income for United States federal income tax purposes for each accrual period prior to and including the maturity date of the debentures that equals:

•	the product of (i) the adjusted issue price (as defined below) of the debentures as of the beginning of the accrual period; and (ii) the comparable yield (as defined below) of the debentures, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period that the U.S. Holder held the debentures.

The “issue price” of a debenture is the first price at which a substantial amount of the debentures is sold to the public, excluding bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The “adjusted issue price” of a debenture is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amounts of any payments with respect to the debentures.

Under the rules governing contingent payment debt instruments, we are required to establish the “comparable yield” for the debentures. The comparable yield for the debentures is the annual yield we would incur, as of the initial issue date, on a fixed rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the debentures including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for liquidity or the riskiness of the contingencies with respect to the debentures. Based on this definition, we have determined the comparable yield to be 6.875% compounded semiannually.

We are required to provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments on the debentures. This schedule must produce the comparable yield. Our determination of the projected payment schedule for the debentures includes estimates for payments of contingent interest and an estimate for a payment at maturity taking into account the conversion feature. U.S. Holders may obtain the projected payment schedule by submitting a written request for it to us at the address set forth in “Where You Can Find More Information.”

THE COMPARABLE YIELD AND THE SCHEDULE OF PROJECTED PAYMENTS ARE NOT DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF THE DEBENTURES FOR UNITED STATES FEDERAL INCOME TAX PURPOSES AND DO NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE TO U.S. HOLDERS OF THE DEBENTURES.

Adjustments to Interest Accruals on the Debentures

If a U.S. Holder receives actual payments with respect to the debentures in a taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” equal to the amount of such excess. The U.S. Holder will treat the “net positive adjustment” as additional interest income for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property (including common stock) received in that year.

If a U.S. Holder receives actual payments with respect to the debentures in a taxable year that in the aggregate are less than the amount of the projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder’s interest income on the debentures for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder’s interest income on the debentures during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.

Sale, Exchange, Conversion or Redemption

Generally, the sale or exchange of a debenture, or the redemption of a debenture for cash will result in taxable gain or loss to a U.S. Holder. In addition, as described above, our calculation of the comparable yield and the schedule of projected payments for the debentures includes the receipt of common stock upon conversion of a debenture into shares of our common stock as a contingent payment with respect to the debentures. Accordingly, we intend to treat the transfer of our common stock to a U.S. Holder upon the conversion of a debenture, or upon the redemption of a debenture if we elect to pay the redemption price in shares of our common stock, as a contingent payment. As described above, holders are generally bound by our determination of the comparable yield and the schedule of projected payments. Under this treatment, such a conversion or redemption for shares of our common stock will also result in taxable gain or loss to the U.S. Holder. The amount of gain or loss on a taxable sale, exchange, conversion or redemption will equal the difference between (a) the amount of cash plus the fair market value of any stock or other property received by the U.S. Holder and (b) the U.S. Holder’s adjusted tax basis in the debentures. A U.S. Holder’s adjusted tax basis in a debenture on any date generally will equal the U.S. Holder’s original purchase price for the debentures, increased by any original issue discount previously accrued by the U.S. Holder (determined without regard to any positive or negative adjustments to interest accruals described above), and decreased by the amount of any projected payments on the debentures projected to have been made through that date (including any actual payments of interest at the base rate of 2.75%) without regard to the actual amount paid. Gain recognized upon a sale, exchange, conversion or redemption of a debenture generally will be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, will be capital loss (which will be long-term if the debenture is held for more than one year). The deductibility of net capital losses is subject to limitations.

A U.S. Holder’s tax basis in shares of our common stock received upon a conversion of a debenture or upon a holder’s exercise of a put right that we elect to pay in shares of our common stock will equal the then current fair market value of such common stock. The U.S. Holder’s holding period for the shares of our common stock received will commence on the date of conversion or redemption.

Distributions on Common Stock

If a U.S. Holder converts the debentures into shares of our common stock, in general, distributions on the shares of our common stock that are paid out of our current or accumulated earnings and profits, as defined for United States federal income tax purposes, will constitute dividends and will be includible in income by a holder and taxable as ordinary income when received or accrued, in accordance with that holder’s method of accounting for United States federal income tax purposes. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the U.S. Holder’s investment up to the U.S. Holder’s basis in the shares of our common stock. Any remaining excess will be treated as capital gain.

Sale, Exchange or Other Dispositions of Common Stock

Upon a sale, exchange or other disposition of common stock, a U.S. Holder generally will recognize taxable capital gain or loss in an amount equal to the difference between (a) the aggregate amount realized upon such sale, exchange or other disposition and (b) such U.S. Holder’s aggregate tax basis in such common stock at the time of its disposition. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period with respect to such common stock is more than one year at the time of its disposition. Long-term capital gains of certain non-corporate U.S. Holders are generally eligible for reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations.

Constructive Dividends

An adjustment in the conversion rate of the debentures, or a failure to adjust the conversion rate, may in certain circumstances be treated as a taxable dividend to holders of the debentures or of our common stock. For example, if at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the debentures, the conversion rate of the debentures is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the debentures. An increase in the exchange rate in the event of distribution of our evidences of indebtedness or our assets or an increase in the event of an extraordinary cash dividend will generally result in deemed dividend treatment to holders of the debentures, but an increase in the event of stock dividends or the distribution of rights to subscribe for our common stock generally will not. If an event occurs that dilutes the interests of the holders of the debentures and the conversion price is not adjusted, the resulting increase in the proportionate interest of our holders of common stock could be treated as a taxable dividend to such stockholders.

Treatment of Non-U.S. Holders

The rules governing United States federal income taxation of Non-U.S. Holders are complex and this prospectus provides only a brief description of such rules. Non-U.S. Holders should consult with their tax advisors to determine the effect of United States federal, state, local and foreign income tax laws, as well as treaties, with regard to an investment in the debentures and shares of our common stock, including any reporting requirements.

Payments Made With Respect to the Debentures

The 30% United States federal withholding tax will not apply to any payment to a Non-U.S. Holder of principal or interest (including amounts taken into income as interest under the accrual rules described above under “Treatment of U.S. Holders” and amounts attributable to the shares of our common stock received upon a conversion of the debentures) on debentures, provided that: (i) the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of our common stock (treating, for such purposes, debentures held by a non-U.S. Holder as having been converted into our common stock), (ii) the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; (iii) the debentures are actively traded within the meaning of Section 871(h)(4)(C)(v)(I) of the Internal Revenue Code; and (iv) the beneficial owner of debentures certifies to us or our paying agent, under applicable certification procedures, of its non-U.S. status (generally on IRS Form W-8BEN).

If the Non-U.S. Holder cannot satisfy the requirements described above, payments of interest (including amounts taken into income under the accrual rules described above under “Treatment of U.S. Holders” and amounts attributable to our common stock received upon a conversion of the debentures) will be subject to the 30% United States federal withholding tax unless the Non-U.S. Holder provides us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the debentures is not subject to withholding tax because it is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States.

If a Non-U.S. Holder of the debentures is engaged in a trade or business in the United States, and if interest on the debentures is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to United States federal income tax on interest and on any gain realized on the sale, exchange or conversion of the debentures on a net basis in the same manner as if it were a U.S. Holder.

Sale or Exchange of Debentures or Common Stock

A Non-U.S. Holder will not generally be subject to United States federal income or withholding tax with respect to gain upon the sale, exchange or other disposition (other than a conversion or a redemption) of the debentures or shares of our common stock, unless: (1) the income or gain is “U.S. trade or business income,” which means income or gain that is effectively connected with the conduct by the Non-U.S. Holder of a trade or business, or, in the case of a treaty resident, attributable to a permanent establishment or a fixed base in the United States; (2) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; (3) such Non-U.S. Holder is subject to tax pursuant to the provisions of the Internal Revenue Code applicable to certain United States expatriates; or (4) in the case of an amount which is attributable to interest (including amounts taken into income as interest under the accrual rules described above under “Treatment of U.S. Holders”), the Non-U.S. Holder does not meet the conditions for exemption from United States federal withholding tax described above.

U.S. trade or business income of a Non-U.S. Holder will generally be subject to United States federal income tax on a net basis in the same manner as if it were realized by a U.S. Holder. A Non-U.S. Holder that realizes U.S. trade or business income with respect to the debentures or common stock should consult its tax advisors as to the treatment of such income or gain.

Distributions on Common Stock

A Non-U.S. Holder of shares of our common stock will generally be subject to United States federal income or withholding tax at a 30% rate (or lower rate provided under any applicable income tax treaty) on distributions by us with respect to our common stock that are treated as dividends. Except to the extent that an applicable tax treaty otherwise provides, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder on dividends that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States.

Back-up Withholding and Information Reporting

U.S. Holders

A U.S. Holder may be subject to backup withholding on payments of interest and dividends on, or the proceeds of the sale or other disposition of, the debentures or shares of our common stock unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding will be allowed as a credit against such U.S. Holder’s United States federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS.

Non-U.S. Holders

A Non-U.S. Holder may be required to comply with certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding tax requirements with respect to our payments of principal and interest, including cash payments in respect of original issue discount on the debentures, or the proceeds of the sale or other disposition of the debentures. In addition, we must report annually to the IRS and to each Non-U.S. Holder the amount of any dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

THE PROPER TAX TREATMENT OF A HOLDER OF THE DEBENTURES IS UNCERTAIN IN A NUMBER OF RESPECTS. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF AN INVESTMENT IN THE DEBENTURES AND WHETHER AN INVESTMENT IN THE DEBENTURES IS ADVISABLE IN LIGHT OF THE AGREED UPON TAX TREATMENT AND THE HOLDER’S PARTICULAR TAX SITUATION.

UNDERWRITING

We are offering the debentures described in this prospectus through the underwriters. Banc of America Securities LLC is the representative of the underwriters. We have entered into an underwriting agreement with the underwriters relating to the offer and sale of the debentures. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us, the number of debentures listed next to its name in the following table:

Name	Amount of Debentures
Banc of America Securities LLC	$292,500,000
BNP Paribas Securities Corp.	6,500,000
Raymond James and Associates, Inc.	6,500,000
Scotia Capital (USA) Inc.	6,500,000
SunTrust Capital Markets, Inc.	6,500,000
Wachovia Capital Markets, LLC	6,500,000

Total	$325,000,000

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the debentures if they buy any of them. The underwriters will sell the debentures to the public when and if the underwriters buy the debentures from us.

The underwriters have advised us that they propose to offer the debentures to the public at the public offering price that appears on the cover page of this prospectus. The underwriters may allow a concession of not more than $1.50 per debenture to selected dealers. If all the debentures are not sold at the public offering price, the underwriters may change the public offering price and any other selling terms.

We have granted the underwriters an option to purchase up to $25,000,000 aggregate principal amount of additional debentures, at the same price per debenture as they are paying for the debentures shown in the table above. These additional debentures would cover sales by the underwriters which exceed the total number of debentures shown in the table above. The underwriters may exercise this option at any time and from time to time, in whole or in part, provided that any exercise of this option must close within 13 days of the date of the first issuance of debentures.

We, our directors and our executive officers have agreed that, for a period of 60 days from the date of this prospectus, we will not, without the prior written consent of Banc of America Securities LLC, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Our agreement does not apply to securities that we issue under our existing employee benefit plans. Our agreement and our directors’ and executive officers’ agreement allows us, our directors and our executive officers, or any trust in respect of which any of our directors or executive officers exercise sole investment authority, to sell or otherwise dispose of (including as bona fide gifts) shares of common stock, provided that the aggregate number of shares of common stock sold by the Company and its directors and executive officers pursuant to this exception shall not exceed 500,000 shares. Banc of America Securities LLC in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

In connection with this offering, the underwriters may engage in stabilizing transactions, short sales and syndicate covering transactions. Stabilizing transactions involve bids to purchase debentures in the open market for the purpose of pegging, fixing or maintaining the price of the debentures. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional debentures referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of debentures in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions, short sales and syndicate covering transactions may cause the price of the debentures to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing, short sales or syndicate covering transactions they may discontinue them at any time.

Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers debentures or has in its possession or distributes the prospectus or any other material.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of the debentures to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the debentures which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that they may, with effect from and including the Relevant Implementation Date, make an offer of the debentures to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of the debentures to the public” in relation to any debentures in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the debentures to be offered so as to enable an investor to decide to purchase or subscribe for the debentures, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Bank of America, N.A., an affiliate of Banc of America Securities LLC, which is acting as an underwriter in this offering, is the administrative agent under our revolving credit facility and participates, along with affiliates of several of the underwriters, as a lender under that facility and in other borrowings to us.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

VALIDITY OF SECURITIES

The validity of the debentures offered hereby will be passed on for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of Tech Data Corporation included in Tech Data Corporation’s Annual Report (Form 10-K) for the year ended January 31, 2006, and Tech Data Corporation management’s assessment of the effectiveness of internal control over financial reporting as of January 31, 2006 included therein, have been audited by Ernst & Young LLP, independent registered certified public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference.

$325,000,000

Tech Data Corporation

2.75% Convertible Senior Debentures due 2026

PROSPECTUS

December 15, 2006

Banc of America Securities LLC

BNP PARIBAS

Raymond James

Scotia Capital

SunTrust Robinson Humphrey

Wachovia Securities